UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-21537

CUSIP NUMBER
386617 104

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
	For Period Ended:	September 30, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grandparents.com, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

589 Eighth Avenue, 6th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10018
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grandparents.com, Inc. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 (the “Report”) on or before the prescribed November 14, 2013 filing date applicable to smaller reporting companies due to a delay experienced by the Registrant in completing its financial statements and other disclosures in the Report. The Registrant anticipates that it will file the Report no later than the fifth calendar day following the prescribed filing date.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Steven Leber	646	839-8800
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See attachment.

Grandparents.com, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

GRANDPARENTS.COM, INC.

Date: November 14, 2013	By:	/s/ Steven Leber
Steven Leber
Co-Chief Executive Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment to Form 12b-25

Grandparents.com, Inc.

The Registrant expects that its Condensed Consolidated Statements of Operations to be filed with the Report will reflect the following:

Revenue for the three months ended September 30, 2013 increased $48,715, or 69.4%, to $118,910 compared to $70,195 for the comparable period in 2012. Revenue for the nine months ended September 30, 2013 increased $151,593, or 67.6%, to $375,923 compared to $224,330 for the comparable period in 2012. The increases in revenue during the three and nine months ended September 30, 2013 compared to the prior year periods is due to an increase in website traffic which resulted in a greater number of impressions and, as a result, the Registrant’s ability to charge for those impressions increased.

Total operating expenses for the three months ended September 30, 2013 decreased $36,365, or 1.5%, to $2,395,692 compared to $2,432,057 for the comparable period in 2012. Total operating expenses for the nine months ended September 30, 2013 decreased $1,748,154, or 19.8%, to $7,097,003 compared to $8,845,157 for the comparable period in 2012. The decrease in total operating expenses for the three months ended September 30, 2013 was due to decreases in expenses relating to selling and marketing, salaries, other general and administrative and depreciation and amortization, as well as accounting, legal and filing fees, which were partially offset by increases in rent, consulting and equity-based compensation expenses. The decrease in total operating expenses for the nine months ended September 30, 2013 was due primarily to the absence of transaction expenses and management fee expenses of $2,924,592 and $100,000, respectively, which we incurred during the comparable period in 2012. In addition, the decrease was attributable to reductions during the nine months ended September 30, 2013 in accounting, legal, and filing fee expenses, as well as expenses relating to selling and marketing, salaries, other general and administrative and depreciation and amortization. The decreases were partially offset by increases in rent, consulting and equity-based compensation expenses during the nine months ended September 30, 2013.

Net loss for the three months ended September 30, 2013 was $2,401,909 compared to $2,384,292 for the comparable period in 2012, an increase of $17,617, or 0.7%. Net loss for the nine months ended September 30, 2013 was $7,262,833 compared to $8,699,974 for the comparable period in 2012, a decrease of $1,437,141, or 16.5%.